UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2022

Commission File Number: 333-265455

Rentokil Initial plc

(Registrant’s name)

Compass House
Manor Royal
Crawley
West Sussex RH10 9PY
United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This report includes materials as exhibits that have been published and made available by Rentokil Initial plc as of September 7, 2022.

EXHIBIT INDEX

Exhibit	Description

Exhibit 99.1	Press Release, dated September 7, 2022.
Exhibit 99.2	Circular to Shareholders, Notice of General Meeting and Prospectus, dated September 7, 2022, relating to the proposed acquisition of Terminix Global Holdings, Inc. and the issue of new Rentokil Initial plc ordinary shares in connection with such acquisition and the application for admission to listing on the UK Official List and to trading on the London Stock Exchange’s main market for listed securities of the ordinary shares.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 7, 2022	RENTOKIL INITIAL PLC

	By:	/s/ Catherine Stead
	Name:	Catherine Stead
	Title:	Company Secretary